EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Partners
Duke Realty Limited Partnership:

We consent to the incorporation by reference in the registration statement No.  333-108557-01 on Form S-3 of Duke Realty Limited Partnership of our reports dated February 28, 2005, relating to the consolidated balance sheets of Duke Realty Limited Partnership and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, partners’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and the related financial statement schedule III, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the December 31, 2004 annual report on Form 10-K of Duke Realty Limited Partnership.

KPMG LLP
Indianapolis, Indiana
March 7, 2005